

August 14, 2013

Via E-mail
Donald H. Hosmer
Co-Chief Executive Officer
Royale Energy, Inc.
7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

> **Re: Royale Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have reviewed your response letters dated June 27, 2013 and July 15, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.   We understand from your July 15, 2013 letter that you would prefer to limit compliance with our comments to future flings, rather than amend you annual and subsequent interim reports. However, given the nature of the unresolved issues that are the subject of the comments in this letter we are unable to consider your materiality analysis complete. If you wish to renew your request once the remaining issues are resolved please update your assessment of materiality and resubmit your request.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.   We note there continues to be ambiguity in your accounting for pre-drilling costs as referenced in your response to prior comment two. We understand that you are not able to properly capitalize such costs to the property account under FASB ASC 932-360-25, nor to establish probable recovery and capitalize under the contract accounting literature of FASB ASC 605-35-25. In the disclosure you have proposed you state "pre-drilling costs …are expensed as incurred" but also state that the "remaining deferred revenues covering pre-drilling and drilling costs are recognized in the period in which a well is drilled and logged." This appears to suggest that when recognizing pre-drilling costs, you also book an entry to reduce the amounts initially recognized as deferred revenues. Please advise of the extent to which pre-drilling expenses have been matched with recognition of proceeds received under these agreements in your Statements of Operations, either as revenue or as a reduction to costs, so that we may better understand your reference to *remaining* deferred revenues. Please understand that we continue to be un-persuaded by your March 20, 2013 response to comment 1, concerning the successful efforts guidance on conveyances which is the subject of the following comment.

3.   We have read the policy disclosure proposed in your response to prior comment three, concerning your allocation of proceeds under your turnkey drilling arrangements, your position on contract accounting described in response to prior comment four, and have further considered your accounting generally for arrangements to perform drilling services in conjunction with conveyances of partial interests in unproved oil and gas properties. Given that you have chosen the successful efforts method of accounting, we do not see how revenue recognition for any proceeds under the arrangement would be consistent with the guidance in FASB ASC 932-360-40-8 and 55-6 unless you have fulfilled your drilling obligation and all costs capitalized have been recovered.

In other words, this would generally require all proceeds under the agreements to be reported as recovery of property costs that are capitalized for the property underlying the agreements, *including* costs pertaining to the interests you have retained. Given that you incur a substantial obligation for future performance upon entering into these agreements, if all related property costs have been fully recovered (reduced to zero) at the outset of the agreement, as may be expected when you have not yet undertaken significant exploration or development, the balance of the proceeds may need to be shown as a deferred drilling obligation rather than revenue, and reduced in subsequent periods as further costs are incurred, offsetting such costs in the property account.

Under this methodology, we would not expect revenue or gain recognition unless total costs capitalized for the property have been recovered (reduced to zero), and you have no remaining obligation under the agreements. We note that you describe circumstances generally consistent with those of a pooling of assets in a joint undertaking, as outlined in FASB ASC 932-360-40-7, 55-4 and 55-5; and although you state in your March 20, 2013 response to comment 1 "We account for our turnkey drilling agreements as joint ventures in accordance with ASC 932-323-25-1," you did not address the guidance specifically applicable to conveyances in the context of joint ventures in FASB ASC 932-360-55-6.

Please submit an analysis on the applicability of this guidance and the effects on your financial statements; you should ensure that your position is clearly associated with specific accounting literature - if you do not believe this guidance applies be very clear about your reasons. Please also submit a schedule quantifying the effects on revenues, expenses, assets and liabilities for all historical annual and quarterly periods that would arise in the event you are unable to support your prior accounting for these agreements.

Closing Comments

You may contact Mark Wojciechowski, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Mr. Lee Polson